Exhibit (a)(5)(B)

CC-16-04241-D

WILLIAM DELTAC, individually and on behalf of all others similarly situated,

Plaintiff,

v.

SIZMEK INC., NEIL H. NGUYEN, SCOTT K. GINSBURG, JOHN R. HARRIS, XAVIER A. GUTIERREZ, ADAM KLEIN, CECIL H. MOORE JR., and STEPHEN E. RECHT,

Defendants.

IN THE COUNTY COURT AT LAW NO. DALLAS COUNTY, TEXAS

CLASS ACTION PETITION

Plaintiff William Deltac (“Plaintiff”), by his attorneys, alleges upon information and belief (based in part on the investigation conducted by his undersigned counsel), except with respect to Plaintiff’s ownership of 5,000 shares of the common stock of Sizmek, Inc. (“Sizmek” or the “Company”) and Plaintiff’s suitability to serve as a class representative, which are alleged on knowledge, as follows:

DISCOVERY LEVEL

1. This dispute involves complicated class action issues and requires that discovery be conducted on an expedited basis. Therefore, discovery will be conducted under a level 3 discovery control plan, as will be set by the Court. TEX. R. CIV. P. 190.4.

NATURE AND SUMMARY OF THE ACTION

2. Plaintiff brings this class action on behalf of the public stockholders of Sizmek Inc. (“Sizmek” or the “Company”) against the members of Sizmek’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Vector Capital and its affiliates for inadequate consideration.

3. On August 3, 2016, Vector Capital and the Company announced that the Company and Vector Capital’s affiliates Solomon Holdings, LLC (“Merger Parent”) and Solomon Merger Subsidiary, Inc. (“Merger Sub,” collectively Vector Capital) had entered into an Agreement and Plan of Merger dated August 3, 2016 (the “Merger Agreement”) by which Vector Capital would acquire all of the outstanding shares of Sizmek for $3.90 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $122 million and is expected to close in the fourth quarter of 2016.

4. The Proposed Transaction is structured as a tender offer under Section 251(h) of the Delaware General Corporation Law (“Section 251(h)”).

5. The Proposed Transaction is the result of the Company’s management pursuing their own interests at the expense of Sizmek’s public stockholders.

6. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices and other provisions that preclude other bidders from making a successful competing offer for the Company. Specifically, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirers following a go-shop period; (ii) a provision that provides Vector Capital with two business days to match any competing proposal if one is made; and (iii) a provision that requires the Company to pay Vector Capital a $4.3 million termination fee to enter into a transaction with a superior bidder. In addition, certain of Defendants representing approximately 13.7% of the Company’s outstanding shares, entered into tender and voting agreements with Vector Capital, pledging to tender tender their shares in the Proposed Transaction. These provisions and agreements substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Sizmek.

7. The Individual Defendants have breached their fiduciary duties. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty, and/or recover damages resulting from Defendants’ violations of their fiduciary duties.

PARTIES

8. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Sizmek.

9. Sizmek is a Delaware corporation with its principal executive offices located at 500 W. 5th Street, Suite 900, Austin, Texas 78701.

10. Defendant Neil H. Nguyen (“Nguyen”), is, and has been the Company’s Chief Executive Officer and President since 2012, and a director since 2009.

11. Defendant Scott K. Ginsburg (“Ginsburg”) is the Company’s Executive Chairman and has served as a director since 2013.

12. Defendant John R. Harris (“Harris”) is the Chairman of the Board and has served as a director of the Company since 2013.

13. Defendant Xavier A. Gutierrez (“Gutierrez”) has served as a director of the Company since 2014.

14. Defendant Adam Klein (“Klein”) has served as a director of the Company since 2014.

15. Defendant Cecil H. Moore Jr. (“Moore”) has served as a director of the Company since 2014.

16. Defendant Stephen E. Recht (“Recht”) has served as a director of the Company since 2014.

17. Defendant Vector Capital is a San Francisco-based private equity firm specializing in investments in established technology businesses.

18. Merger Parent is a Delaware limited liability company, wholly-owned by Vector Capital.

19. Merger Sub is a Delaware corporation and is a wholly-owned subsidiary of Merger Parent.

20. Defendants Nguyen, Ginsburg, Harris, Gutierrez, Klein, Moore, and Recht are collectively referred to as the “Individual Defendants” or the “Board.” The Board, Sizmek, Vector Capital, Merger Parent, and Merger Sub are collectively referred to as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21. By reason of the Individual Defendants’ positions with the Company as officers or directors, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Sizmek and owe them, as well as the Company, the duties of care, loyalty, good faith, and independence.

22. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company’s stockholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the Company’s public stockholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the Company’s public stockholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and the other public stockholders of Sizmek.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Rule 42 of the Texas Rules of Civil Procedure on behalf of all persons and/or entities that own Sizmek common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns, and any entity in which Defendants have or had a controlling interest.

26. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of July 31, 2016, the Company had more than 29.1 million shares of common stock outstanding. All members of the Class may be identified from records maintained by Sizmek or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

27. Questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(vi)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

28. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

29. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

31. Sizmek became an independent, publicly traded company when it was spun-off from Digital Generation, Inc. on February 7, 2014.

32. Sizmek is a leading open ad management company that fuels digital advertising campaigns for advertisers and agencies around the world with cutting-edge technology to engage audiences across any screen. To that end, Sizmek seeks to empower advertisers, agencies, and publishers to (i) create inspiring and omni-channel advertising, (ii) drive better performance, and (iii) cultivate deeper relationships with customers around the world.

33. On the first day that Sizmek traded as an independent company, February 10, 2014, the Company’s stock closed at $10.37 per share. At its highest, Sizmek stock traded around $13 per share. Although the Company’s stock price declined since then, the consideration offered in the Proposed Transaction seriously undervalues the Company by failing to account for significant changes in Sizmek’s business that positively affected the Company’s financial results.

34. Indeed, on August 16, 2016, Sabra Capital Partners, a significant stockholder of the Company, published an article on the investing website Seeking Alpha entitled “Sabra Capital Partners Opposes The Proposed Acquisition Of

Sizmek By Vector Capital” (the “Sabra Article”). As explained in the Sabra Article, Sizmek’s stock was devastated by a reversal of investor sentiment on Flash-based rich media. Since 2014, however, Sizmek has reduced its exposure to Flash-based rich media, which “currently represents less than 2% of revenues and is essentially phased out of the overall business, allowing the strong growth profile of the Company’s core products to drive overall results going forward.” The Company’s recent financial performance indicates Sizmek’s future growth potential.

35. On February 11, 2016, Sizmek issued a press release announcing the Company’s financial results for the fourth quarter of and full year 2015. Compared to 2014, the Company’s core revenues (all products except flash-based rich media) increased 20% (26% on a constant currency basis). Likewise, Sizmek’s fourth quarter total revenues increased 13% (18% on a constant currency basis) relative to the same period the year before. During the fourth quarter, core revenues grew 47% and mobile revenues increased 488% compared to the same period in 2014. The press release also highlighted the Company’s adjusted EBITDA margin, which reached 15% in the fourth quarter of 2015.

36. The press release also quoted Defendant Nguyen, who stated, “Our continued focus on our mobile suite, data driven products and programmatic channels helped us end the year on a positive note, reflecting that our investments are aligned with the growth trends in digital advertising . . . . We finished 2015 making good progress on the integration and development of both PointRoll and StrikeAd and will focus our efforts on ensuring these and other investments provide growth while returning Sizmek to cash generation and increased profitability.” Reflecting the Company’s optimism, Sizmek forecast 2016 revenues between $182 million and $190 million, compared to 2015 revenue of approximately $172.7 million the Company projected adjusted EBITDA between $16 million and $18 million, compared to approximately $13.4 million in 2015.

37. The Company’s financial success continued in 2016. On May 10, 2016, Sizmek issued a press release announcing the Company’s financial results for the first quarter of 2016. Once again, the Company reported increased revenues, growing by 10% in the first quarter compared to the same period in 2015. Likewise, core revenues increased 32%, driven by mobile revenue growth of 395%. Commenting on the Company’s performance, Nguyen stated, “Our commitment to increased profitability this year is on track, as our cost reduction strategy and focused R&D investments will result in EBITDA ramping through the year[.]” The Company also reaffirmed its 2016 financial guidance.

38. Finally, on August 3, 2016, the same day the Company announced the Proposed Transaction, Sizmek issued a press release announcing the Company’s financial results for the second quarter of 2016. Once again, the Company announced increased revenues, this time a 22% increase over the second quarter of 2015. The Company also reported improved net loss of 87% and adjusted EBITDA growth of 88%. Praising the Company’s improvement, Nguyen stated, “We are encouraged by the second consecutive quarter of solid progress on our growth objectives, with a 22% increase in revenue driving significantly improved profitability . . . . We are executing on our operating plan with better monetization of our investments along with a strict focus on cost optimization, which is fulfilling our commitment to drive profitable growth across our product portfolio, especially in programmatic, mobile and analytics.” Nonetheless, the Board approved the Proposed Transaction, which severely undervalues the Company.

The Proposed Transaction is Unfair

39. In a press release dated August 3, 2016, the Company announced that it had entered into a merger agreement with Vector Capital’s affiliates pursuant to which Merger Parent, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $3.90 per share.

40. Given the Company’s recent strong performance, revenue growth, and investment in new services and products, the Company is poised for growth and the Proposed Transaction consideration undervalues the Company.

41. In the wake of the Proposed Transaction’s announcement, several major stockholders of the Company have come out in opposition thereto. In the Sabra Article, Sabra Capital Partners outlined their views on why the Proposed Transaction undervalues the Company. First, the Sabra Article points out that the Proposed Transaction values the Company at about 3.5 times EBITDA. But businesses trading “at comparable multiples tend to be in severe distress or at risk of obsolescence; Sizmek is neither of these.” Further, using Sizmek’s previous acquisitions as a guide, price-to-revenue multiples ranging from 0.9x to 5.0x revenue are appropriate. Applying the low end of that range to the Company’s 2016 revenue forecast yields a transaction value in excess of $40 million, or 33%, more than the Proposed Transaction. As a result, the Proposed Transaction shortchanges the Company’s stockholders.

42. Similarly, Alex Meruelo, the Company’s largest beneficial owner – holding approximately 13.8% of Sizmek’s outstanding shares – has publicly urged stockholders not to tender their shares in the Proposed Transaction. Specifically, “[t]he Meruelo Parties do not believe that the Vector transaction maximizes value for all shareholders. Among other things, the Meruelo Parties believe the transaction does not fully reflect the strategic value of Sizmek’s position as a foundational asset within the advertising technology sector and, furthermore, does not account for the Company’s most recent earnings outperformance.”

43. Vector Capital is seeking to acquire the Company at the most opportune time, at a time when the Company is performing very well and is positioned for substantial growth.

The Preclusive Deal Protection Devices

44. Additionally, Defendants agreed to certain onerous and preclusive deal protection devices in the Merger Agreement that operate conjunctively to make the Proposed Transaction a fait accompli.

45. Section 6.04 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Vector Capital following the expiration of the go-shop period. Section 6.04(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers at that time.

46. Pursuant to §6.04(c) of the Merger Agreement, in order for the Board to accept or recommend a competing bid, and to terminate the Merger Agreement, the Company must notify Vector Capital of the bidder’s identity and the terms of the bidder’s offer. Thereafter, §6.04(d)(i) demands that should the Board determine to enter into a superior competing proposal, it must grant Vector Capital at least two business days in which the Company must negotiate in good faith with Vector Capital (if Vector Capital so desires) and allow Vector Capital to amend the terms of the Merger Agreement to make a counter-offer. In other words, the Merger Agreement gives Vector Capital access to any rival bidder’s information and allows Vector Capital a free right to top any superior offer simply by matching it.

47. The Merger Agreement also provides that the Company must pay Vector Capital more than $4.2 million as a termination fee if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

48. In addition, Defendants Nguyen and Ginsburg—the most powerful people in the Company—entered into tender and voting agreements with Vector Capital. As a result, approximately 13.7% of the Company’s outstanding shares is locked up to be tendered in favor of the Proposed Transaction.

49. Ultimately, these deal protection provisions and agreements illegally restrain the Company’s ability to solicit or engage in negotiations, even during the go-shop period, with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51. Plaintiff repeats all previous allegations as if set forth in full herein.

52. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public stockholders of Sizmek and have acted to put their personal interests ahead of the interests of Sizmek stockholders.

53. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company that imposes heightened fiduciary responsibilities to maximize Sizmek’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

54. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the stockholders of Sizmek because, among other reasons:

(a) they failed to take steps to maximize the value of Sizmek to its public stockholders and took steps to avoid competitive bidding;

(b) they failed to properly value Sizmek; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ and officers’ own interrelationships or connection with the Proposed Transaction.

55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Sizmek’s assets and will be prevented from benefiting from a value-maximizing transaction.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Sizmek, Vector Capital, Merger Parent, and Merger Sub)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, Defendants Sizmek, Vector Capital, Merger Parent, and Merger Sub knowingly and substantially participated in, and aided and abetted, the Individual Defendants’ breaches of fiduciary duties.

60. As a result, Plaintiff and the Class members are being harmed.

61. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: August 24, 2016		Respectfully submitted,

	By:	/s/ William B. Federman
William B. Federman (Bar No. 00794935)
Joshua D. Wells
2926 Maple Avenue
Suite 200
Dallas, Texas 75201
Tel: (405) 235-1560
Fax: (405) 239-2112
wbf@federmanlaw.com
jdw@federmanlaw.com

and

10205 North Pennsylvania Avenue
Oklahoma City, Oklahoma 73120
Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY LLP

Joseph Levi, Esq.

Michael H. Rosner, Esq.

Michael B. Ershowsky, Esq.

30 Broad Street, 24th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

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